

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2017

Andrii Guzii
President
Strong Solutions, Inc.
2/13 Korolenko str.
Kharkov, Ukraine 61000

> **Re:** **Strong Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed August 24, 2017**
> **File No. 0-55819**

Dear Mr. Guzii:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please discuss your business reasons for withdrawing the Form S-1 you filed in 2015 and not completing your planned IPO.

2. Please discuss the business reasons for making a voluntary filing on Form 10-12G.

Description of Business, page 4

3. Please revise to clarify the significance of the one customer you refer to. For example, has it been the source of all or the majority of the revenue you have received since inception, or have you had numerous small customers over the course of the past three years?

4.   Please describe each of the services you plan to offer. Discuss your expected customers. Also discuss the type of employees you intend to hire and disclose whether you currently offer each of these services or will have to hire additional employees to be able to offer certain services and your expected timing in making such hires.

5.   We note that the website you mention at the bottom of page 4 states that the company has expertise "in the field of warehouse storage and has a variety of facilities in the largest industrial and touring cities in Ukraine." This description does not appear to fit either your discussion of the website or your business description in this filing. Please advise.

Results of Operations for the Year ended December 31, 2106 and December 31, 2015, page 17
Results of Operations for the six months ended June 30, 2017 and 2106, page 17

6.   Please expand your discussions of results of operation to include a line-by-line analysis of material changes from period to period in accordance with the guidance of Instruction 4 to Item 303(a) of Regulation S-K. Address separately material changes in expenses applicable to rental income, costs of services performed, and other expense line-items.

7.   Refer to your income statements on pages F-3 and F-12. Please disclose why the only expenses incurred during the second half of 2016 were $6 in bank fees and advise us.

8.   Refer to the income statements on page F-12. Please disclose and explain to us why you did not incur any expenses during the first three months of 2016 and the first three months of 2017.

9.   Tell us and disclose why you appear to have collected no cash due on your revenues earned during the eighteen months ended June 30, 2017. Explain also why you have yet to provide an allowance for doubtful accounts in accordance with your accounting policy disclosed in the last paragraph of page F-6.

10.   Further, as required by Items 303(a)(1) and (2) and Item 303(b) of Regulation S-K, please expand your discussions of liquidity and capital resources to address the impact of your unfavorable accounts receivable collections experience.

Financial Information, page 19

11.   Please disclose the material details of the agreements with Protel Management and Firm Markus.

Plan of Operations for Twelve Months, page 19

12.   We note the statement that you "require a minimum of $50,000 of funding from this offering." Please delete the inappropriate reference to "this offering," but clarify that the

company will need to raise $50,000 in order to implement the plan of operations in the next twelve months.

Financial Statements

Balance Sheets, pages F-2 and F-11

13.   We note from your equipment rental contract with Markus, dated March 2, 2015, that you are required to provide, to maintain and to repair rental equipment under that contract. Tell us and disclose how such rental equipment is accounted for. Explain for us why your balance sheets do not reflect rental equipment.

Statements of Operations, pages F-3 and F-12

14.   We note from the first paragraph of page 7 that Andrii Guzii, your controlling shareholder, devotes approximately 30 hours a week to Strong Solutions. We further note from the fourth paragraph of page 18, that you have recognized no compensation expenses for services performed under your service agreement with Protel Management, LLC. Tell us and disclose how services provided by Mr. Guzii to Strong Solutions and Protel Management, LLC and are accounted for.

Note 2 – Going Concern, pages F-6 and F-14

15.   Please expand your disclosures regarding uncertainty about the registrant's ability to continue as a going concern to include the disclosures required by ASC 205-40-50-12, 205-40-50-13 and 205-40-50-14, as applicable.

Revenue recognition, pages F-7 and F-15

16.   Please clarify how and when your various revenue streams are recognized and accounted for. Clearly indicate which are recorded on a gross basis and which on a net basis and explain why.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, Paul Fischer, Attorney Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Jackson Morris, Esq.